November 2, 2010

Mr. Frank Wyman
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via EDGAR and facsimile (202.772.9198)

Re: IntegraMed America, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Schedule 14A filed April 201, 2010
File No. 000-20260

Dear Mr. Wyman:

We have reviewed the staff comments on our above-noted filing and we are responding to the comments (designated by italics below) by providing our detailed explanations.

We have filed this response letter on EDGAR under form type label CORRESP. We understand you may have additional comments after reviewing our responses.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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1.
Please disclose the amount of each reserve related to net revenues, accounts receivable and estimated refunds at the most recent balance sheet date presented, and describe the key assumptions used.  Further disclose the change in estimate recorded for each reserve for each period presented.

Our reserve balances and activity are disclosed on Schedule II of our Annual Report on Form 10-K for the year ended December 31, 2009, of which the most current version is presented below:

(in thousands)
For the Years Ended December 31, 2009, 2008, 2007

	Balance at
	Beginning				End of
	of Period	Additions		Deductions	Period

Year Ended December 31, 2009
Allowance for doubtful accounts receivable	$2,648	$4,820		$4,555	$2,913
Reserve for Attain IVF refunds	397	206		303	300
Reserve for attain IVF medical costs	331	72		59	344

Year Ended December 31, 2008
Allowance for doubtful accounts receivable	$3,386	$3,613		$4,351	$2,648
Reserve for Attain IVF refunds	326	427		356	397
Reserve for Attain IVF medical costs	272	355		296	331

Year Ended December 31, 2007
Allowance for doubtful accounts receivable	$13	$3,524	(1)	$151	$3,386
Reserve for Attain IVF refunds	257	355		286	326
Reserve for Attain IVF medical costs	215	296		239	272

(1) Includes $3,224 acquired in connection with the Vein Clinics of America, Inc. transaction.

Our accounts receivable reserves are primarily related to patient and third-party receivables arising from services provided by our vein care division. Receivables due from third-party payers are recorded based on the original charge for the service provided, less an estimate for an allowance for uncollectible amounts. Receivables due directly from patients are carried at the original charge for the service provided less an estimated allowance for uncollectible amounts. Uncollectible reserve amounts are determined based on historical collection performance data, current trends and events and are reviewed and adjusted monthly as necessary.  We have not had any material adjustments to the reserve balance other than the normal accounting activity to reflect the changing related asset values.

Our Attain IVF refund and medical cost reserves provide for warranty costs associated with revenue we record from our Attain IVF Shared Risk Product Offerings.  Our deferred revenue relating to Attain IVF is comprised of both a refundable and non-refundable portion.  We recognize the non-refundable portion of the product enrollment fee as revenue based on the relative value of a completed treatment cycle to the value of all treatment cycles included in the product offering. The refundable portion of any product offering (in addition to any amounts not yet recognized) are recognized as revenue at the time a patient becomes pregnant and a fetal heartbeat is achieved (at which point most patients will go on to successfully deliver a baby).  When we recognize non-refundable revenue related to a patient achieving pregnancy (as opposed to a cycle completed in regards to non-refundable fees) or when a patient withdraws from the program, we will establish reserves at each balance sheet date for patients who have been classified as pregnant, but have not yet delivered a baby.  These reserves are:

A Refund Reserve:  A reserve for those patients who have become pregnant, but may not successfully deliver a baby and who will request the refundable portion of the program fee to be returned to them. The Refund Reserve is calculated by reviewing the percentage of revenue recognized at time of pregnancy, which was later refunded to the patient due to a baby not being successfully delivered.  We have not had any material adjustments to the reserve balance other than the normal accounting activity to reflect the changing related asset values.

Medical Cost Reserves: A reserve for additional medical treatment costs for a patient who has become pregnant, but has not yet delivered a baby and has additional treatment cycles available to them under the program.  The Medical Cost Reserve is calculated by reviewing the percentage of revenue recognized at time of pregnancy, which was later spent on further medical costs.  We have not had any material adjustment to the reserve balance other than the normal accounting activity to reflect the changing related asset values.

We base the estimates for both reserves upon reliable, actual Company specific data with regards to a large homogenous population which we have served for more than seven years.

In addition to Schedule II, we will in future filings, disclose the amount of such reserves, as well as the key assumptions and the change in recorded estimates, in the “Significant Accounting Policies and Use of Estimates” section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

2.
The information on page 43 appears to indicate that under the three-part fee structure for your fertility Partner agreements (i.e. base service fee, service cost reimbursement, and the additional profit sharing fee), you report earnings equal to all of the revenues generated by these entities, reduced only for compensation earned by fertility center physicians.  Please revise your disclosure to clarify how this presentation of your fees and the physician’s compensation is consistent with the underlying arrangement and your assertion in your consolidation policy that the physicians will receive all residual returns from the fertility centers and that you will not receive any residual returns.

The table below illustrates the components of the Attain Fertility Centers revenues and their relation to the financials of our physician partner clinics:

			Year ended December 31,
			2009	2008	2007

a		Patient Revenue	$203,898	$192,380	$168,653
b		Cost of Services	130,615	125,156	109,132
c		Base Service Fee	9,562	8,798	7,791
d		Practice Contribution (Revenues Less Expenses)	63,721	58,426	51,730
e		Additional Service Fee	6,302	5,563	5,052
f	(d-e)	Contribution retained by the Physician Partners	$57,419	$52,863	$46,678

g		IntegraMed gross revenue from Partner clinics(b+c+e)	$146,479	$139,517	$121,975
h		Amortization of business service rights	(1,295)	(1,300)	(1,343)
i		Other revenue	125	223	446
j	(g+h+i)	Total Fertility Centers Revenue	145,309	138,440	121,078
k		Cost of Services	130,615	125,156	109,132
l		Contribution of IntegraMed Fertility Centers	$14,694	$13,284	$11,946

The Company’s revenue generated from the business services provided to the physician Partner clinics (line g) is comprised of the three fee components, the cost of service fee (line b), the base service fee (line c) and the additional service fee (line e).

The revenue recorded by our physician Partner clinics (line “a”) is derived from providing medical services to patients. As the exclusive service provider to these clinics, the Company supplies the clinics with all resources necessary for the physicians to provide these medical services. In return, the Company receives reimbursement for the cost of these resources (line “b”) plus two additional fees (lines “c” and “e”) which are based on the performance of specific operations under the service agreement.  The residual financial results of the partner physician’s business (patient revenue, line “a”, less costs and fees of the business) (line “f”), are a right of the partner physicians (the business owners), and as such are not consolidated in the financial results of the Company.

Likewise, our consolidated financial statements contain only the three part service fee (line “g”) earned from the services provided to these clinics and do not include the patient service revenue (line a) or the residual returns to the partner physicians (line “f”) both of which belong to the partner physician’s business to which we have only a contractual relationship and do not consolidate in our financial results in accordance with ASC 810.  Our consolidation policy is disclosed in Note 2 to our consolidated financial statements and we will in future filings include this disclosure within Significant Accounting Policies in MD&A.

3.
Your table of contractual obligations and other commercial commitments appears to be incomplete. For example, it omits the Attain IVF Refund and does not include the entire amounts due to Fertility Medical Practices. Please revise this disclosure to include all of your contractual obligations at December 31, 2009. This information will improve transparency of your short-term and long-term liquidity and capital resource need.

We do not include our liability for Attain IVF Refunds on our table of significant contractual commitments as this liability is not a specific obligation but rather a warranty reserve calculated on a homogeneous pool of patients, and it is not associated with specific patient contracts.  Our Attain IVF Refund is also a current liability as disclosed on our financials with all disbursements expected to be made within one year of the financial statement date.

Similarly our liability for amounts Due to Fertility Medical Practices is a current liability with all disbursements expected to be made within one year of the financial statement date.

We respectfully believe that the inclusion of our Attain IVF Refund and balances Due to Fertility Medical Practices in our table of contractual obligations would lead to investor confusion, as such amounts are already presented as current liabilities which, when read together with the table of contractual obligations, provides a transparent representation of both short-term and long-term liquidity and capital needs.

4.
Please disclose the nature of costs comprising the cost of sales for your fertility centers, consumer services and vein clinics. Disclose the accounting policies followed by determining cost of services and sales for each segment. Also, explain the difference between page 43 and the Fertility Center cost of services and sales shown on page F-4.

Our Cost of service and sales are comprised of all costs necessary to operate Partner fertility and vein care clinics as well as payments to contracted physicians for medical services associated with our Attain IVF programs. A tabular break-down of these costs are presented below:

		Fertility Centers	Consumer Services	Vein Clinics	Total Cost of Services
For the year ended December 31, 2009
	Employee Salaries & Benefits	$68,087	$13,163	$21,465	$102,715
	Professional Service Fees	7,910		-	7,910
	Clinical Supplies & Donor Fee	13,116	-	4,807	17,923
	Office Expenses	6,170		1,726	7,896
	Occupancy Costs	12,275		1,897	14,172
	Depreciation/Lease Expense	4,114	-	750	4,864
	Marketing and Promotion	3,768		5,626	9,394
	Outside Services	3,530			3,530
	Insurance/Taxes	4,315			4,315
	Bad Debt	3,151		1,655	4,806
	Other	4,179	246	3,004	7,429
a	Subtotal	$130,615	$13,409	$40,930	$184,954
	Division Overhead	3,091	2,230	5,595	10,916
b	Total Cost of services and sales	$133,706	$15,639	$46,525	$195,870

		Fertility Centers	Consumer Services	Vein Clinics	Total Cost of Services

For the year ended December 31, 2008
	Employee Salaries & Benefits	$65,901		$18,339	$84,240
	Professional Service Fees	8,062	12,092		20,154
	Clinical Supplies & Donor Fee	12,716	11	3,007	15,734
	Office Expenses	8,589		1,938	10,527
	Occupancy Costs	10,967		1,603	12,570
	Depreciation/Lease Expense	4,324		761	5,085
	Marketing and Promotion	3,251		3,680	6,931
	Outside Services	3,277			3,277
	Insurance/Taxes	4,151			4,151
	Bad Debt	2,075		1,539	3,614
	Other	1,843	242	1,523	3,608
a	Subtotal	$125,156	$12,345	$32,390	$169,891
	Division Overhead	3,068	1,999	4,909	9,976
b	Total Cost of services and sales	$128,224	$14,344	$37,299	$179,867

		Fertility Centers	Consumer Services	Vein Clinics	Total Cost of Services

For the year ended December 31, 2007
	Employee Salaries & Benefits	$57,246		$6,522	$63,768
	Professional Service Fees	7,210	10,709		17,919
	Clinical Supplies & Donor Fee	10,560	22	1,076	11,658
	Office Expenses	7,568		99	7,667
	Occupancy Costs	9,414		1,559	10,973
	Depreciation/Lease Expense	4,003			4,003
	Marketing and Promotion	2,584		1,293	3,877
	Outside Services	3,115			3,115
	Insurance/Taxes	4,034			4,034
	Bad Debt	2,056			2,056
	Other	1,342	184	889	2,415
a	Subtotal	$109,132	$10,915	$11,438	$131,485
	Division Overhead	1,927	1,421	1,866	5,214
b	Total Cost of services and sales	$111,059	$12,336	$13,304	$136,699

The difference between our cost of services associated with our fertility partner centers as disclosed on page 43 (line “a”, fertility center column), and the total cost of services as disclosed on page F-4 (line “b”, fertility center column) arises due to the inclusion of division overhead costs in our Cost of services and sales disclosure. Our division overhead costs are comprised of regional, marketing and other support costs not directly associated a specific fertility partner centers or a specific partner agreement.

All Cost of sales and services are recorded when their associated liabilities are incurred.

We will, in future filings, disclose the cost of services and sales necessary to operate Partner fertility and vein care clinics as well as payments to contracted physicians for medical services associated with our Attain IVF programs.  In addition, we will disclose in future filings the accounting policies followed to determine cost of services and sales for each segment.

5.
In 2009, you began to capitalize direct response advertising costs, which you will expense over the life of the expected benefit. Please describe the persuasive evidence that you considered in concluding that your direct response advertising would result in future benefits and that the capitalization is now appropriate, including the demographics of the audience, the method of advertising, the nature of the product and relevant economic conditions. Also, quantify the “life of expected benefit” and explain how you determined this measure.  Refer to ASC 340-20-50-1.

In 2009, we began to capitalize costs indentified as Direct Response Advertising Costs due to the satisfaction of two criteria; We believe that these costs meet the standards of Direct Response Advertising as outlined by ASC 340-20-25, and we utilize a software tracking system which allows us to track patient response to specific advertisements, allowing us to ensure that there is adequate future benefit from these capitalized costs. We believe that these costs meet the standards of Direct Response Advertising due to:

•
The primary purpose of our advertising is to elicit sales to customers who have  shown to respond specifically to the advertisement.  Every advertisement that we run contains a unique telephone number and patients are required to use this unique telephone number when responding to the advertising.  Our software tracking system records the name of every patient responding to an advertisement and the unique telephone number used by that patient.  Our requirement that the patient use this unique telephone number thereby links the advertising that elicited the direct response from our patients.

•	Subsequent to the patient’s response to the Direct Response Advertising, no material selling expenses or efforts are incurred by the Company.

•
Our Direct Response Advertising results in probable future benefits demonstrated by historical evidence we maintain which allows us to track those patients which responded to specific advertisements and future revenues generated from those specific patients.  Our software tracking system described above enables us to continuously demonstrate historical patterns at the patient level that future benefits from current advertising campaigns are similar to past advertising campaigns.

Our Direct Response Advertising consist of various forms of geographic market specific mass media and internet marketing, which is targeted at specific patient populations (in 2009, these advertising activities focused solely on the vein care segment), who are in need of healthcare services offered by physicians associated with our Company.  The persuasive evidence that was used to determine that these costs are Direct Response Advertising consist of a number of items, including patient surveys, an analysis performed by an outside consultant and a unique method to track individual advertisements (via the use of unique telephone numbers used by a patient to schedule the patient’s initial appointment) to specific patients and the subsequent revenue which was generated from the patient.

During 2009, the life of expected benefit was determined to be ten months for our capitalized Direct Response Advertising Costs, and we amortize these costs over the expected benefit term based on the type of medical services the patient is requesting.  The term of the expected benefit was based on the period of time from when the direct response advertisement takes place, through the period of revenue generation for a typical patient. As of the end of 2009, we amortized only the costs related to Direct Response Advertising for our vein clinic segment.

6.
On December 1, 2009, you acquired the partnership interests in Regents-Idaho, whereby you succeeded to all of Regents-Idaho’s interests under its previous agreements with Idaho Center for Reproductive Medicine, P.C. (“ICRM”) and Idaho Reproductive Labs, Inc. (“IRL”) and therefore agreed to provide Business Services to ICRM and IRL. Also, you acquired the partnership interests in Regents-Nevada, whereby you succeeded to all of Regents-Nevada’s interests under a previous agreement with Nevada Center for Reproductive Medicine P.C. (“NCRM”). Please tell us how you have accounted for the acquisition of these interests and how these transactions have impacted your conclusion that consolidation of ICRM and IRL and NCRM was not appropriate.  Also, describe the consideration paid for these partnership interests.

On December 1, 2009, we entered into Amended and Restated Management Service Agreements with Idaho Center for Reproductive Medicine, P.C. (“ICRM”), Idaho Reproductive Labs, Inc. (“IRL”), Nevada Center for Reproductive Medicine, P.C. (“NCRM”) and Nevada Reproductive Labs. (“NRL”) in which we agreed to provide Business Services to each entity.  Additionally, on that date, we acquired all the partnership interests of Regents Management which had been providing management services to ICRM, IRL, NCRM and NRL. As a result of our acquisition of the partnership interests, Regents Management dissolved by operation of law.  The acquisition of partnership interests does not constitute an acquisition of a business under ASC 805 and is therefore accounted for as the acquisition of an asset.  This determination was based upon the fact that Regents Management entity had only one asset (the management service agreements for ICRM, IRL, NCRM, and NRL), no employees, no facilities and no function other than to provide a cash flow management tool for the physicians owning such facilities, thereby not meeting the definition of a business. Consistent with the definition in ASC 805-10-55-4, the management services agreement is not a productive asset and does not contain any inputs, processes or outputs. In consideration of the exclusive right to provide the management services to ICRM, IRL, NCRM and NRL, and an additional entity, Utah Fertility Center (“UFC)”, we paid the respective shareholders an aggregate of $3.55 million in Right to Service Fees. The aggregate Right to Service Fee ($3.55 million), which we paid in connection with the five entities gives us the exclusive right to provide certain business, administrative and management services for successive 25- year renewing terms to the entities.  In addition to the Right to Service Fee, we purchased specific assets and liabilities for $1.65 million, primarily for the purchase of accounts receivables, less estimated allowances.   The net accounts receivable were acquired solely to facilitate the cash management and optimization for the former physician owners. The total consideration which we paid was $5.20 million (which consisted solely of the Right to Service Fee and the purchase of specific assets and liabilities. We have accounted for  the purchase of an intangible asset in regards to the Right to Service Fee (which is included in our Balance Sheet under the heading “Intangible Assets, Business Service Rights, net”) and the purchase of specific assets and liabilities, all at fair value as of the date of acquisition.  We did not acquire any partnership interest in ICRM, IRL, NCRM, NRL or UFC.

We evaluate whether we should report the results of the clinical operations in which we have management service contracts in accordance with ASC 810.  These arrangements are consistent with the Company’s policies, and consistent with our arrangements with the other fertility clinics in which we have a Right to Service.  Since we do not have a controlling financial interest in any of these fertility medical practices (ICRM, IRL, NCRM, NRL and UFC), nor are we the primary beneficiary or obligor of their operations (the contracts provide for the physician owners of the clinics to receive all excess or deficit of profits), we do not consolidate their results.  This is further supported by the fact that the physician owners of the clinics have the voting rights with respect to the entities and sufficient equity interests to fund their entities.

7.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Management conducted a comprehensive overall review of each of the Company’s compensation policies and practices for the purpose of determining whether any of those policies and practices are reasonably likely to have a material adverse effect on the Company. As a part of this review, management reviewed the Company’s compensation policies and practices to a number of specific factors that could potentially increase risk, including the significant disparities in the profitability, risk profile or compensation policies between the Company’s business units. The Company balanced these factors against a variety of mitigating factors. Examples of just some of the mitigating factors are (i) compensation policies and practices are structured similarly across business units; (ii) incentive compensation expense is not a significant percentage of revenues; (iii) for executives, a significant portion of variable pay is delivered through long-term incentives which carry vesting schedules over multiple years; (iv) a mix of compensation vehicles is used; (v) stock ownership requirements for the CEO and CFO are in place; (vi) incentive plans are capped at all levels; and (vii) threshold levels of performance must be achieved for the bulk of variable pay opportunities. As a result of management’s review, the Company determined that its policies and practices are not reasonably likely to have a material adverse effect on the Company. Therefore, in accordance with Section 402(s) of Regulation S-K, the Company did not provide any disclosure in its 2010 Proxy Statement.

8.
 We note the following statement on page 11 of the filing: “Among the factors considered for salary increases are individual and corporate performance, individual level of responsibility, contributions to the Company’s overall success, and current competitive market levels.” We also note that that each of the named executive officers received an increase in base salary from 2008 to 2009 according to the Summary Compensation table on page 16. Please provide proposed disclosure to be included in your next annual report, which discloses the specific individual and corporate performance factors, levels of responsibility, contributions and competitive market levels considered in determining salary increases for the 2010 fiscal year.

The following is the proposed disclosure to be included in the 2011 annual report regarding the factors considered in determining salary increases for the 2010 fiscal year based upon the information contained in the 2010 annual report:

Base Salary

Base salaries for our named executive officers are determined annually, initially by our Chief Executive Officer who in turn recommends salary increases to the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”).  These recommended increases were based primarily upon the executive’s responsibilities, a comparison to competitive market levels for the executive’s job function and internal compensation scales.  Moreover, despite the economic challenges during fiscal year 2009, the Compensation Committee recognized that the Company’s steady performance was in part attributable to the strong executive leadership team.   In determining the base salary for the Chief Executive Officer and the Chief Financial Officer for 2010, the Compensation Committee reviewed the compensation of a health care services peer group (the “Peer Group”).  Included in the Peer Group were the following:  Allion Healthcare Inc., Capital Senior Living Corporation, HealthTronics, Inc., LCA -Vision Inc., Life Sciences Research, Inc., Metropolitan Health Networks, Inc., Novamed, Inc., Quadramed Corporation., TLC Vision Corporation., and NightHawk Radiology.  The comparison to the Peer Group indicated that the base salary of Mr. Higham was below the 25% percentile while Mr. Hlywak’s base salary was between the median of the range and the 25% percentile.  As a result, Mr. Higham received a merit increase of 6.7% and Mr. Hlywak received a merit increase of 3.8% for fiscal year 2010.

With regard to the other named executive officers, Mr. Higham recommended, and the Compensation Committee approved, merit increases based upon  four (4) years of historical salary and total compensation information and individual performance evaluations prepared by Mr. Higham.  These performance evaluations discussed individual performance, Company contribution, increased responsibilities and internal compensation analysis and future potential.    As a result of this analysis, the Compensation Committee gave special consideration to Mr. Doman, the President of our Vein Clinics Division, resulting in a 9.6% increase to gain alignment with the comparable salary of his peer in the Fertility Division.  Similarly, Mr. Travia’s increase was primarily due to change in job responsibility.  Ms. Schumann received a 4.3% increase.

9.
We note the following statement on page 12 of the filing: “Part II of the Bonus Plans set both business development and operational common milestones for Corporate and each Division, and individual milestones that related to business development and operational efficiencies.” Please provide proposed disclosure to be included in your next annual report which discloses all development, operational, and individual milestones set by the Compensation Committee for the 2010 fiscal year.  To the extent that any of the goals are quantitative, your disclosure should also be quantitative. Also, please confirm that you will discuss the level of achievement of each goal and how the level of achievement translated into the actual percentage of bonus eligibility earned by each individual.

The following is proposed disclosure in response to the Staff’s comment:

Part II of the Bonus Plans set both common milestones for Corporate and each Division, and individual milestones that related to business development and operation efficiencies.  For 2010, 10% of each Executive’s Bonus Eligibility was based on common milestones at either the Corporate or Division level and 30% was based on individual milestones for a total of 40% of the Bonus Eligibility.

 For 2010, the common and individual milestones to be achieved by December 31, 2010 for each of our Named Executive Officers (as defined below) were as follows:

Named Executive Officer	Common Milestones	Individual Milestones
Jay Higham	• 5% if the consolidated G&A expenses, at or below budget as a percent of contribution • 5% if consolidated DSO of 35 days achieved
• 20% if public equity offering in amount authorized by the Board is completed

• 10% if $1 million of pro forma annualized contribution added for acquisitions

• 10% if acceptable development/succession plan presented to Board

John W. Hlywak, Jr.	• 5% if the consolidated G&A expenses, at or below budget as a percent of contribution • 5% if consolidated DSO of 35 days achieved
• 10% if public equity offering in amount authorized by the Board is completed

• 10% if Enterprise Risk Management program is approved by CEO and Board

• 10% if $1 million of pro forma annualized contribution added for acquisitions

Daniel P. Doman	• 5% if average days in accounts receivable for Vein Clinics Division was less than or equal to 45 • 5% if 9 new physician employment agreements signed
• 10% if vascular surgeons and interventional radiologist are integrated into VCA

• 10% if open 8 or more expansion clinics

• 10% if VCA corporate expense not to exceed % of revenue as defined in budget

Pamela Schumann
• 10% if $1 million of pro forma annualized contribution added for new fertility center deals and in-market mergers

• 10% if contracted partner practices achieve enrollments of 20% of the self pay patients seeking IVF

• 10% if 4 new Affiliate fertility center contracts net of 2009 terminations, including at least one in a major target market

• 10% by revamping clinical review function to leverage clinical professionals (nurses), to include automated algorithm to review medical qualifications for participation in Attain IVF programs

Joseph J. Travia, Jr.
• 10% if $1 million of pro forma annualized contribution earned for new fertility centers and in-market mergers

• 10% if contracted partner practices achieve enrollments of 20% of the self pay patients seeking IVF

• 10% if $1 million of pro forma annualized contribution added for new fertility centers and in-market mergers

• 10% if DSO for Fertility Centers Division was no more than 25 days and accounts receivable in excess of 121 days, net of bad debt reserve, was no greater than 16% of total accounts receivable, excluding credit balances

• 5 % if develop and implement a standardized patient services management program (call center, front desk and financial counseling) including policies and procedures, job descriptions, and support infrastructure for training and monitoring performance for all contracted partner practices except Shady Grove, FCI, RSC Boston and RPMG.

The Company confirms that we will discuss the level of achievement of each goal and how the level of achievement translated into the actual percentage of bonus eligibility earned by each named executive officer.

10.
We note the following statement on page 13 of the filing: “On January 1, 2009, the Compensation Committee granted restricted stock pursuant to the Company’s 2008 Long-Term Compensation Plan of 13,607 shares to Mr. Higham, and 5,080 shares of the Company’s Common Stock to each of the other Named Executive Officers.  These restricted stock awards vest over a 36-month period at the rate of 8.33% every 90 days of the 36 month period.” Please provide proposed disclosure to be included in your next annual filing disclosing the specific individual and corporate performance factors and levels of responsibility to be considered with respect to each named executive officer in determining equity awards for the 2010 fiscal year. Also, please confirm that you will discuss the contribution and competitive market levels considered, including the impact of each.

The following is proposed disclosure in response to the Staff’s comment:

On January 4, 2010, the Compensation Committee awarded the following number of shares of restricted stock pursuant to our 2007 Long-Term Compensation Plan to the named executive officers:

Number of Shares:

Mr. Higham	12,578
Mr. Hlywak	5,000
Ms. Schumann	5,000
Mr. Doman	5,000
Mr. Travia	3,144

In addition, on January 4, 2010, the Compensation Committee awarded, the following stock options at $7.95 per share pursuant to our 2007 Long-Term Compensation Plan to the named executive officers:

Number of Options:

Mr. Higham	30,000
Mr. Hlywak	11,000
Ms. Schumann	11,000
Mr. Doman	11,000

The restricted stock grants and the stock option awards were based upon the executive officer’s level without regard to specific individual and corporate performance factors.   Recognizing the need to be competitive with respect to compensation in general, commencing in 2008, the Company engaged the services of a compensation consultant to assist the Compensation Committee of the Board in determining appropriate compensation levels for executive officers.  As part of the analysis, in order to provide us with a reasonable gauge for assessing the competitiveness of the Company’s compensation program and executive compensation levels, our consultant developed a peer group that the Company evaluated, reviewed and approved.  The results of the peer group analysis indicated that the Company, based on size and performance measures, fell at or near the 25th percentile.  Additionally, we found from the analysis that we were below competitive positioning on most components of compensation- cash, bonus and equity awards.  With the benefit of the peer group information, we made the decision of using our target executive compensation market rate to be around the 25th percentile of the peer group.  Given that the named executive officers’ compensation was trailing the peer group of companies used at that time, commencing in 2008, the Company adopted the compensation strategy of modestly increasing the equity component of our total compensation package to bring executive compensation more in line with the 25th percentile of the peer group.  We felt that focusing on the equity compensation component of total compensation, we would more align the incentives of executive officers with our investors.  Since 2008 we have annually reviewed equity compensation against a peer group with a goal of gradually bringing executive compensation in line with the 25th percentile of the peer group by making improvements in our equity component of compensation as a percentage of total compensation.

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Please contact me at 914.251.4143 if you have comments or further questions regarding this letter.

Sincerely,
/s/	John W. Hlywak, Jr.
Executive Vice President and Chief Financial Officer

C:	Jay Higham, President and CEO

C:	Greg Kubikowski, Eisner Amper

C:	Steven Khadavi, Dorsey & Whitney